RUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)

Merge Healthcare Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

589499102
(CUSIP Number)

Merrick Venture Management Holdings, LLC
350 North Orleans Street
10th Floor
Chicago, Illinois 60654
(312) 994-9494

With a Copy to:

Sanford E. Perl, P.C.
Gerald T. Nowak, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	589499102	13D	Page 3

1	NAME OF REPORTING PERSON Michael W. Ferro, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 26,631,298
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 26,631,298
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,631,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO.	589499102	13D	Page 4

1	NAME OF REPORTING PERSON Merrick Venture Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 21,105,857
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 21,105,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,105,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO.	37023103	13D	Page 5

TABLE OF CONTENTS

ITEM 1. SECURITY AND ISSUER

ITEM 4. PURPOSE OF THE TRANSACTION

SIGNATURES

ITEM 1.	SECURITY AND ISSUER

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D (the original Schedule 13D, as amended prior to the date hereof, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on June 16, 2008.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 11 is being filed to report a change in the investment intent of the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On August 26, 2013, Michael W. Ferro (“Mr. Ferro”) announced his resignation as chairman and director of Merge Healthcare Incorporated (the “Company” or “Merge”).  In connection with his resignation, a press release was issued in which Mr. Ferro stated, “Although Merge’s second quarter results were very disappointing, I do not believe that the current trading price of Merge common stock reflects the Company’s inherent strengths, market position or long-term prospects.” Mr. Ferro continued, “While I have no immediate plans in this regard, over time, I intend to explore a variety of ways to increase shareholder value, including, possibly, a going-private transaction.  Of course, overall industry and market conditions, the Company’s business and financial performance and the availability of equity and debt capital and other factors will affect whether a transaction would be advisable.  Accordingly, neither Merge nor I can speculate or provide any assurance as to whether, when, or on what terms such a transaction might occur.”

Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Company at any time in the future. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, such as the Company’s business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Persons may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of their holdings of shares of Common Stock or change their intention with respect to any or all of the matters referred to in this Item.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2013

MERRICK VENTURE MANAGEMENT HOLDINGS, LLC

By:	/s/ Michael W. Ferro, Jr.
Name:	Michael W. Ferro, Jr.
Title:	Managing Member
By:	/s/ Michael W. Ferro, Jr.
Michael W. Ferro, Jr.